April 27, 2009                       Securian Financial Group, Inc. Letterhead

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644

Re: Variable Annuity Account
    Minnesota Life Insurance Company
    "Tandy" Representations
    File Number 333-140230

Ladies and Gentlemen:

In connection with the above-referenced filing, Variable Annuity Account (the "Registrant"), acknowledges that:

    . the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

    . staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and

    . the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dwayne C. Radel
-----------------------------------------
Dwayne C. Radel
Senior Vice President and General Counsel
Minnesota Life Insurance Company